SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C 20549

                                 Schedule 13G
                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934


                                ATPOS.com, Inc.
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                               (Name of Issuer)



                        Common Stock, $ .001 par value
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                        (Title of Class of Securities)



                                   04963A104
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                                (CUSIP number)

                               December 31, 2001
            (Date of Event which requires Filing of this Statement)



         Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

         [ ]     Rule 13d-1 (b)

         [X]     Rule 13d-1 (c)

         [ ]     Rule 13d -1 (d)

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The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



                               Page 1 of 6 Pages

                            CUSIP NO. 04963A104
                                      ---------

1)   Name of Reporting Person                   American Express Company

     S.S or I.R.S. Identification No.
     of Above Person                            13-
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2)   Check the Appropriate box if a
     Member of a Group                          (a)[ ]   Sole
                                                (b)[ ]   Joint Filing

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3)   SEC Use Only

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4)   Citizenship or Place of Organization        New York

Number of Shares Beneficially Owned by Each Reporting Person With
5)   Sole Voting Power                           200,000
                                                 -------------------------------
6)   Shared Voting Power                         -0-
                                                 -------------------------------
7)   Sole Dispositive Power                      200,000
                                                 -------------------------------
8)   Shared Dispositive Power                    -0-
                                                 -------------------------------

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9)   Aggregate Amount Beneficially Owned by
     Each Reporting Person                       200,000

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10)  Check if the Aggregate Amount in Row (9)    [  ]
     Excludes Certain Shares

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11)  Percent of Class Represented by Amount
     in Row 9                                    4.2%

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12)Type of Reporting Person                      HC


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                               Page 2 of 6 Pages

1(a)  Name of Issuer:                            ATPOS.com, Inc.

1(b)  Address of Issuer's Principal Executive
      Offices:                                   3051 North First Street
                                                 San Jose, CA   95134

2(a)  Name of Persons Filing:                    American Express Travel Related
                                                 Services Company, Inc.

2(b)  Address of Principal Business Office:      American Express Company
                                                 200 Vesey Street
                                                 New York, New York 10285

2(c)  Citizenship or Place of Organization:      See Item 4 of cover page.

2(d)  Title of Class of Securities:              Common Stock, $.001 par value

2(e)  CUSIP Number:                              04963A104

3     Information if statement is filed pursuant
      to Rule 13d-1(b) or 13d-2(b):              Not applicable

4(a)  Amount Beneficially Owned:                 See Item 9 of Cover Page

4(b)  Percent of Class:                          See Item 11 of Cover Page

4(c)  Number of shares as to which such person has:
    (i) sole power to vote or to direct the vote     See Item 5 of Cover Page
   (ii) shared power to vote or to direct the vote   See Item 6 of Cover Page
  (iii) sole power to dispose or to direct the
         disposition                                 See Item 7 of Cover Page
   (iv) shared power to dispose or to direct the
         disposition                                 See Item 8 of Cover Page



                               Page 3 of 6 Pages

5    Ownership of Five Percent or Less of a Class        Not Applicable

6    Ownership of More than Five Percent on Behalf
     of Another Person                                   Not Applicable

7    Identification and Classification of the            See Exhibit 1
     Subsidiary which Acquired the Security Being
     Reported on By the Parent Holding Company

8    Identification and Classification of Members
     of the Group                                        Not Applicable

9    Notice of Dissolution of Group                      Not Applicable

10   Certification

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 14, 2001                 AMERICAN EXPRESS COMPANY


                                         By:     /s/ Stephen P. Norman
                                                ---------------------------
                                         Name:   Stephen P. Norman
                                         Title:  Secretary



                               Page 4 of 6 Pages

                                  Exhibit Index
                                  -------------

Exhibit 1 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.





                               Page 5 of 6 Pages